(m)(4)(i)

AMENDED SCHEDULE A

to the

THIRD AMENDED AND RESTATED DISTRIBUTION PLAN

CLASS C SHARES

Name of Fund

Voya Floating Rate Fund

Voya High Yield Bond Fund

Voya Intermediate Bond Fund

Voya Short Term Bond Fund

Voya Strategic Income Opportunities Fund